Mail Stop 4-6

      December 18, 2004

Charles A. Jett, Jr.
Chief Executive Officer and Chairman of the Board
Emageon Inc.
1200 Corporate Drive, Suite 200
Birmingham, Alabama 35242

Re:  	Emageon, Inc.
	Form S-1 filed November 19, 2004
	File No. 333-120621

Dear Mr. Jett:

    We have reviewed your Form S-1 and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. We will provide you with comments on your application for confidential treatment of the Enterprise Agreement with Ascension
Health under separate cover.

Inside Front Cover
3. You describe and depict your software capabilities on both the inside front cover as well as the outside back cover pages of the prospectus. Please supplementally furnish us copies of these pages, since the text on the representative x-rays, CTs, MRIs, etc. is illegible. Information on the inside front cover page should comply with the guidance on graphics that we provided in Section VIII of our
March 31, 2001 update to our Corporation Finance Current Issues Outline. Graphics must be clear illustrations of your product, while any descriptive language must be concise and free of industry jargon.
Information following table of contents

4. Between the cover page and the prospectus summary you may only present information that may be provided on the inside front cover under Item 502 of Regulation S-K. While you may retain the prospectus delivery legend on the inside cover page, please move the
Industry Data paragraph from the inside front cover page to an appropriate section of the prospectus so that it does not interrupt the flow of the information required by Rule 421(b).
5. We note your disclosure under Industry Data in which you state that the estimates that you have included were prepared using data from various sources using assumptions and your knowledge of the markets. You go on to state that: while you take responsibility for compiling and extracting the data, you have not independently verified the data; and any internal estimates have not been verified by any independent sources so you cannot assure their accuracy. Please revise these two paragraphs to remove any implication that potential investors cannot rely upon the data. Industry data receives fairly prominent discussion in your registration statement, such as in summary and business and potential investors should be entitled to rely on data to the extent that it is used.

Summary
6. Revise the introductory paragraph to clarify that the summary provides an overview of the material aspects of your offering.
See
Item 503(a) of Regulation S-K.
7. We note your reference to "industry data" regarding the number of imaging procedures and space requirements for such data as well as to such groups as Frost & Sullivan, Healthcare Financial Management Association, IMV and the Standish Group in the business section. Please provide us with marked copies of the articles containing the data you cite. Set forth the dates of all cited reports. Tell us whether the information you attribute to these sources is generally available to the public without charge or at a nominal cost and if so, please tell us where the information is available.
8. Briefly explain Picture Archive and Communication Systems
(PACS)
and Digital Imaging and Communications in Medicine framework
(DICOM).
In your business section, please define Health Level 7. We note your discussion in business regarding these terms.

9. We note your list of representative customers in the summary and business sections. We presume that the companies listed are current customers. Disclose the criteria you used in selecting the customers you identified by name. Is there a minimum dollar value of sales you made to the companies you list, for example?

Risk Factors
10. Many of your risk factors rely on generic conclusions regarding the impact the risks you cite may have on your business. Many of your headings contain identical language i.e., that the risk may "adversely affect our business," "adversely affect our ability to grow our business," "adversely affect our results of operations and financial condition," "have adverse financial consequences," or "negatively affect our business." Other risk factor headings fail to identify any risks. Please revise this language with specific disclosure regarding the effect each risk cited may have on the company or industry.
11. We note your risk factor discussion on dependency on highly specialized personnel, such as those in technical and sales positions. Would Mr. Gehring as Chief Technology Officer be covered by this disclosure? Consider adding a risk factor addressing your reliance on executive management, such as Messrs. Jett, Silva-Craig,
Pittman or Gartman. We note that you have filed employment agreements for all five of these executive officers.
12. Advise of the consideration given to adding risk factor disclosure regarding your decision to move from term licenses to perpetual licenses. Won`t this decision affect revenue predictability?
13. We note your brief discussion on page 8 regarding the growth in your contracted backlog, which at the nine-month period ended September 30, 2004 stood at $117.6 million up from $63.5 million for the nine-month period ended September 30, 2003. Advise of the consideration given to separate risk factor disclosure regarding your contracted backlog. In this regard, it would be helpful to first define the term (i.e., aggregate dollar value of unrecognized revenue from all executed contracts at a given point in time), what this represents to Emageon, and whether there are any material risks that potential investors should consider.

The loss of one or more major customers could materially and adversely affect . . . page 9
14. Please tailor the subheading so that it speaks specifically to your present dependence on Ascension Health, which accounts for 35%
of your total revenues for the nine months ended September 30, 2004.
To the extent that you are currently dependent on customers other than Ascension Health, they should be identified here and discussed in the business section and in MD&A as appropriate.

Changes in our third party reselling arrangements may affect our revenues...page 9
15. Address your reliance on third-party components, including whether you have any material agreements relating to such components with IBM, EMC Corporation and Eastman Kodak. As part of this discussion, address your statement on page 53 that you believe, in most cases, there are alternative vendors from whom you could obtain any necessary licenses for software, hardware and the like. To the extent that you have any material agreements, please advise of the consideration given to the exhibit filing requirements of Item 601(b)(10) of Regulation S-K.

   If we fail to protect our intellectual property rights . . .
page
13.
16. You state that you rely on patent protections to protect your proprietary technology and other intellectual property rights. Revise the first sentence to clarify that you have filed patent applications to protect aspects of your software technology but that no patents have been issued to date.

Use of Proceeds
17. You state on page 18 that, other than the $4 million to repay borrowings, you expect to use the proceeds for "general corporate purposes, including working capital, research and development, sales
and marketing and capital expenditures."   It appears from the
rest
of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. For example, on pages
3, 7, 28 and 33 you state that you expect to increase expenses significantly in the areas of sales, marketing, and/or research and development and on page 8 that you may use a portion of the proceeds of this offering to expand your product offerings.

If you have made preliminary decisions about your future growth potential and appropriate resource allocation, state the approximate amount to be used for each purpose and revise management`s discussion to provide a brief outline of these plans, including the likely priority of, and contingencies affecting, such plans.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview
18. Where you discuss backlog, revise to quantify the amount of backlog you will recognize in periods beyond fiscal year 2005.

Critical Accounting Policies and Estimates

Revenue Recognition and Deferred Revenue
19. You state that you sell software under perpetual and term licenses based on a fixed number of users and/or estimates of annual study volumes. Confirm to us that in these arrangements the license fee is set at the execution of the contract and is not a function of the number of copies or volume ultimately delivered or used by the customer. See paragraphs 21 and 26 of SOP 97-2.
20. Describe in greater detail the types of specified upgrades granted to customers. Also, disclose how you establish VSOE for those upgrades.
21. Supplementally explain why it is appropriate for you to record revenue from the sale of third party components on a gross basis, particularly in the circumstances where you are not responsible for installation. Help us understand the arrangements you and your customers have with your third party suppliers and explain why you believe your revenue recognition is appropriate. Address the criteria in EITF 99-19 to support your accounting.
22. Disclose and supplementally provide us with a description of any guarantee associated with your products.
23. Expand your discussion of deferred revenue to discuss the reasons for the significant increase during the nine-months ended September
30, 2003. Quantify the deferred amounts associated with the nature of services to be performed (i.e., support services, up-front services, implementation, etc.).

   Results in Operations
24. Part B of SEC Release 33-8350, Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, states that the purpose of MD&A is to provide readers information necessary to an understanding of a company`s financial condition, changes in financial condition and results of operations. The MD&A requirements are intended to satisfy three principal objectives:

* to provide a narrative explanation of a company`s financial statements that enables investors to see the company through the eyes of management;
* to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and
* to provide information about the quality of, and potential variability of, a company`s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Revise your MD&A disclosures to avoid the mere recitation of the financial statements in narrative form. Although quantification of the changes in results of operations is important, MD&A should be revised to place an emphasis on analysis of financial information. That analysis should include information such as known material trends and uncertainties, key performance indicators, including non-
financial indicators; liquidity and capital resources, and
critical
accounting estimates.
25. In your discussion of the results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. Revise to quantify the amount of change that was contributed by each of the factors that you have identified.
For
example, you disclose on page 32 that the increase in revenue was attributable to an increase in the number and size of new customer installations as well as more system installations being perpetual licenses rather than term licenses. Your disclosure should be revised to quantify the change in the number and size of system installations as well as the change in the mix between perpetual and term licenses.
26. Where you explain the reasons for the increase in revenues, you
indicate a portion of the increase was attributable to a shift in your sales from primarily term licenses to primarily perpetual licenses. Tell us supplementally and revise to clarify the business reasons for this shift in license arrangements. Also, revise to clarify how much of the increase in revenues is due to increase in volume of licenses compared to prior periods. Revise your disclosures to clarify and quantify how much of the increase in revenues is attributable to an increase in your business versus a result of applying a different accounting model to a different type of license.
27. With respect to the mix between perpetual and term licenses, your
discussion on page 26 indicates that in 2003 and the first three quarters of 2004, the majority of your customers purchased perpetual licenses and that you expect this trend to continue. Here, or elsewhere as appropriate, elaborate on this trend and what means to
Emageon and potential investors, including the effect on
reliability
of future revenue.
28. We note your disclosure on page 33 of the aggressive sales commission plans that were in place in prior periods and the changes to be more reflective of revenue recognized during the period. We further note your policy regarding sales commissions on page F-11 that indicates that you record the commission expense when the liability is incurred regardless of whether you have recognized the associated revenues.  Help us understand how the change "to be more
reflective of revenue recognized" is consistent with your stated
policy.   Supplementally describe to us your sales commission
plans,
both before and after the recent changes. Supplementally explain the nature of the services your employees are being compensated for and the period in which they earn the commission. Address whether they are required to perform services following the initial sale. Please advise and provide any additional information to help us understand your commission plan and your respective accounting. Refer to the accounting literature that supports your accounting.
29. Regarding your sales commission plans, expand your discussion to quantify the impact this change will have in future periods. Such a change represents a known material trend that impacts both results of operations and cash flow.
30. Revise your disclosures to describe and quantify each material source of revenue. For example, revise your disclosures of support services revenue to quantify the amount of revenue generated from up-front services, such as implementation and user adoption and ongoing support services such as software and hardware maintenance and ongoing customer support.
31. Has there been an increase in the prices charged for your products and services in addition to the increase in volume? Please revise to clarify the effect, if any, of price changes on your revenues during this and other periods.
32. You attribute much of the significant growth in revenues to your marketing activities. In what ways did you expand your marketing efforts? Expand your discussion on page 33 to describe what about your marketing activities enabled you to increase revenues.

Liquidity
33. Please include a complete description of material covenants associated with your subordinated debt agreement.

Business
34. Please consider adding discussion regarding the significance of your recent acquisition of Ultravisual Medical Systems Corporation, including how the acquisition fits within your business model and strategy.
35. Clarify, if true, that customers can separately purchase your three software products. Advise why you have not included disclosure pursuant to Item 101(c)(1)(i).
36. You disclose here and throughout the prospectus the contracted backlog for the most recent period and its growth over the amount for the previous year without indicating the portion not reasonably expected to be filled within the current fiscal year, if any. See
Item 101(c)(1)(viii).
37. Please provide the contextual background necessary to understand the basis for your claims that PACS are not adequately meeting the demand for advanced visualization and image management solutions and that your solutions are superior to PACS. In this regard, we note your disclosure on page 40 describing more fully what PACS are and what advantages they offer.
38. Provide support for your assertions on page 40 regarding the limitations of PACS, i.e., that they require expensive custom programming, multiple systems must often be purchased, they do not easily scale to handle the data volume of current imaging devices, they are not distributable across the network except in a very rudimentary manner, etc.
39. The diagram on page 40 includes in the center circle what appears to be a logo but which is indecipherable on this image. Please revise.
40. Describe briefly the "proven principles" reference on pages 42 and 49 to describe your approach to facilitating user adoption of your software products.
41. We note that most of the business disclosure compared your systems to PACS rather than to manual film-based systems.
Wouldn`t a
comparison to a workflow diagram of how PACS work be more appropriate?
42. Provide support for your statements that Emageon is "one of the leading single-source providers of advanced visualization and image management solutions" (page 44) and "a leader in the implementation of the Integrated Healthcare Enterprise (IHE) technical framework" (page 50).

Research and Development
43. Explain what you mean by your statement that you follow "a formal product development process."

Director Compensation
44. Advise why you do not intend to establish director compensation until after the offering.

Employment Agreements
45. Disclose the general criteria established by the compensation committee for annual cash bonuses for the named executive officers.

Related Party Transactions
46. Please state the salary amount received by Jeffrey Hoffman.
See
Item 404(a) of Regulation S-K.

Principal Stockholders
47. Identify the natural person or persons who have voting and/or investment control over Ascension Health and Harbinger/Aurora
Ventures, LLC.  See Instruction 2 to Item 403 of Regulation S-K.

Underwriting

48. Please supplementally confirm that you do not intend to have a directed share program or electronic distribution.

Financial Statements

Statements of Operations, page F-4
49. Revise to present related party revenues of the face of your statements of operations following Rule 5-03(b)(1) and Rule 4-08(k)
of Regulation S-X. We note that a significant portion of your revenues was derived from Ascension Health, a beneficial owner of your common stock.
50. You disclose that system sales revenue includes software license sales and third-party component sales. Tell us how the inclusion of revenue from third-party component sales with revenue from software license fees meets the requirements of Reg 210.5-03 of S-X; which requires separate presentation of net sales of tangible products.

Revenue Recognition, page F-10
51. For your revenue recognition accounting policy, please
consider
the above comments relating to your disclosures in MD&A and
critical
accounting policies and estimates.
52. You indicate in various places throughout your registration statement that your software is web-enabled, which suggests you provide software in a hosted environment. You also indicate that your solution delivers web enabled software toolsets and images to physicians. Please clarify the nature of your software and your references to web-enabled. Address the requirements of EITF 00-3 in your response.
53. On page 25, you disclose what appears to be a unique
arrangement
with Ascension Health, where they agreed to pay at least $25 million
through June 30, 2006 in guaranteed fees for software and support services. Help us better understand the nature and terms of this arrangement and how you have accounted for revenues under the arrangement. Clarify the nature of the payment terms involved and the nature of the products and services you are obligated to provide.
Clarify if the specific software and support services are clearly set
forth in the arrangement or if they will be determined at a later
date.   Address how your intended accounting complies with your
stated policies and SOP 97-2.

Merger, page F-14
54. Tell us supplementally the factors you considered to determine the per share valuation of the common and preferred stock you issued in the merger with Ultravisual. Describe the recent sales or purchases of similar securities, including the number of shares, the transaction dates and the parties involved.
55. Revise your disclosure to include information required by SFAS 141, paragraph 51(b). Specifically, the factors that contributed to a purchase price that resulted in recognition of goodwill.

Long-Term Debt, page F-20
56. We understand that you intend to repay the entire $4 million outstanding subordinated debt with the proceeds from the IPO. Revise here and/or in MD&A to indicate the expected impact this will have on your future operations. In this regard, clarify how you will treat any remaining discount at the time you repay the debt.

Note 12, Stockholders` Equity, page F-22

Common Stock Restrictions
57. Tell us more about the restrictions associated with your common stock. Clarify if these restrictions apply to all of your common shares, including the common shares subject to purchase under stock option arrangements with your employees, and outstanding warrants. Does the Company have the option and/or right to acquire the shares from the stockholder that requests consent from the Company to otherwise dispose of common shares (i.e., company call rights)? Does the shareholder have the right to request the Company to repurchase the shares (i.e., put rights)? Has the Company been requested to consider and, if so, have they granted written consent for a stockholder to otherwise dispose of the shares of common stock?
Do
the restrictions associated with shares issued to and held by your employees differ from shares issued to and held by other third parties? Please advise and provide us any additional information to help us understand the nature of the restrictions associated with your common stock.
58. We note that you have purchased treasury stock during 2003. Clarify the terms under which you repurchased these shares. Identify the parties involved and clarify whether any of the shares were repurchased from employees.

Warrants, page F-27
59. Clarify if the fair value of $.95 and $.82 associated with your warrants represent the fair value of the warrants or the underlying common stock. If this is the fair value of the warrants, supplementally tell us and revise to disclose the assumed fair value of the underlying common stock.
60. Revise your disclosure to indicate the reasons the weighted average remaining contractual life for 4.5 million common stock warrants is undeterminable.

Stock Options, page F-28
61. Provide a schedule of all stock options and equity related transactions (i.e. warrants) granted or issued for the nine months ended September 30, 2004 and on through the date of this letter that shows in chronological order, (a) the date of grant or issuance,
(b)
optionee, (c) equity holder, (d) number of options or shares granted,
(e) exercise price, (f) the deemed fair value of the underlying common stock and the amount of deferred compensation recognized. Supplementally explain, in detail, the rationale supporting your estimate of fair value. For options granted or shares issued during the year preceding the filing of this registration statement discuss and quantify the impact of the Company`s fair value of any events which occurred between the dates the equity issues were granted and the date the registration statement was filed. Your response should clearly indicate the reasons for any difference between the fair value at the transaction date and the IPO price range.
62. Reconcile your statement on page F-28 that stock options cannot be granted for less than the fair value of the common stock on the grant date with your statement on page F-29 that during the nine months ended September 30, 2004, options were granted at exercise prices less than the market value of the Company`s stock on the date of grant. Describe what events or conditions existed to permit the issuance of stock options at less than the market value of the Company`s stock.

Segment Disclosures
63. Since you sell three major software products (Ultra Visual, UltraStructure and UltraConnect), Revise to provide the disclosures required by paragraph 37 of SFAS 131.

Exhibits
64. We are unable to locate copies of the subordinated debt agreement, stockholders` agreement, and market promotion agreement with Ascension. Please advise. See Item 601 of Regulation S-K.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    Furnish requests for acceleration on behalf of the company and the underwriters at least two days prior to the requested effective date. Refer to Rules 460 and 461 of Regulation C of the Securities
Act of 1933 and Rule 15c2-8 of the Securities and Exchange Act of
1934 regarding distribution of the preliminary prospectus, requests for acceleration and notification of NASD review and concurrence.

    You may contact Steven Williams at 202-824-5540 or Lisa Mitrovich, Assistant Chief Accountant, at 202-942-1836, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at
 202-942-1861. If you require further assistance you may contact the undersigned at 202-942-1800.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via facsimile:  404-815-6555
      Daniel T. Falstad, Esq.
      Martin R. Tilson, Esq.
      Matthew Morrison, Esq.
	Kilpatrick Stockton LLP
	1100 Peachtree Street
      Atlanta, Georgia  30309